[VDC LETTERHEAD]
November 8, 2010
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Video Display Corporation Form 10-K for the fiscal year ended February 28, 2010 Filed May 28, 2010 File No. 0-13394
Dear Mr. Vaughn:
     As Chief Financial Officer of Video Display Corporation (the “Company”), I am responding to your letter dated October 28, 2010 pertaining to the above-referenced filing. In this letter, I restate each of your comments and insert, following those comments, a detailed response or explanation.
Form 10-K for the Fiscal Year Ended February 28, 1010
Management’s Discussion of Liquidity and Capital Resources, page 20
1.	We note that your loan agreements contain covenants related to tangible cash flow, ratio of debt to cash flow and asset coverage. As applicable, please revise future filings to quantify the most restrictive covenants.
Please be advised that, on a prospective basis, our future filings, beginning with the Quarterly Report on Form 10-Q to be filed by January 14, 2011, will include a more detailed discussion of these restrictive covenants and will quantify such restrictions.

As we believe this response fully addresses your comment, we respectfully request that you clear this comment.
Item 9A (T), Controls and Procedures, page 53
2.	We note your disclosure that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise future filings to state clearly, if true, that

Mr. Kevin L. Vaughn
Accounting Branch Chief
November 8, 2010

your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.
Please be advised that, on a prospective basis, our future filings, beginning with the Quarterly Report on Form 10-Q to be filed by January 14, 2011, will state clearly that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded, if true, that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.
As we believe this response fully addresses your comment, we respectfully request that you clear this comment.
Exhibits 31.1 and 31.2
3.	We note your certifications are not in the exact form specified by Item 601(b)(31) of Regulation S-K. Specifically, we note throughout the certifications that you refer to “the smaller reporting company” instead of “the registrant.” Please revise future filings to conform to the exact language set forth in Item 601(b)(31) of Regulation S-K.
Please be advised that, on a prospective basis, the certifications in our future filings, beginning with the Quarterly Report on Form 10-Q to be filed by January 14, 2011, will be in the exact form specified by Item 601(b)(31) of Regulation S-K.
As we believe this response fully addresses your comment, we respectfully request that you clear this comment.
Form 8-K
4.	We note that the date of your annual meeting of stockholders was August 27, 2010. Please tell us when you intend to file a current report on Form 8-K to report the results of that stockholder vote. See Item 5.07 of Item 8-K. Also provide us your analysis regarding the effect of such filing on your ability to use short-form registration statements.
Please be advised that on November 5, 2010, we filed a Current Report on Form 8-K to report the results of the shareholder vote at our Annual Meeting held on August 27, 2010.

Mr. Kevin L. Vaughn
Accounting Branch Chief
November 8, 2010

We understand that the Company will not be entitled to use Form S-3, the short form registration statement, until at least twelve full calendar months have passed from the date of the delinquency, assuming that there are no other intervening delinquencies.
As we believe this response fully addresses your comment, we respectfully request that you clear this comment.
I hereby acknowledge, on behalf of the Company, with respect to the filings to which this letter pertains (the “Filings”), that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any further questions or comments relating to this letter to me at (678) 942-5407.

Very truly yours,
/s/ Gregory L. Osborn
Gregory L. Osborn, Chief Financial Officer

cc:	Mr. Ronald D. Ordway, Chief Executive Officer